HARBOR ISLAND DEVELOPMENT CORP.

December 8, 2010

John Reynolds & Edwin Kim

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Harbor Island Development Corp.

Registration Statement on Form S-1

File No. 333-166522

Originally Submitted on May 5, 2010

Dear Mr. Reynolds:

Harbor Island Development Corp. (the “Company”), a Nevada corporation, has received and reviewed your letter of December 3, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on May 5, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

       FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated December 3, 2010.

Use of Proceeds, page 13

1.

It appears from your response to comment three of our letter dated November 22, 2010 that the amount to be paid to your auditors is directly related to the total amount of proceeds that you raise. We note that the amount to be paid for audit fees and expenses lowers from $5,000 to $2,500 assuming 10% of shares are sold. It appears that your audit fees are variable based on your proceeds received, and thus represents a contingent fee. Please tell us the amount of the audit fee and describe to us in detail the factors that change the amount of the fee.

RESPONSE:  We have revised the Filing on Page 14 to include the following language:

“Audit fees are strictly related to the amount of work performed by our auditor, and the percentage of shares sold in this offering has no impact on our audit fees.  If we do not raise sufficient funds from this offering to cover audit related fees, we will have to seek additional outside financing to cover such expenses.”

Financial Statements, page F-1

Balance Sheets, page F-2

2.

It appears that the amount of notes payable on page F-2 as of March 31, 2010 does not agree to that presented on page F-13. Please revise to reconcile these two amounts.

RESPONSE:  We have revised the Filing to reconcile the items noted.

Statement of Stockholders’ Deficit, page F-5

3.

You present a net loss of$53,548 for the six months ended as of September 30, 2010, which does not agree to the net loss presented on page F -3 of $63,548, Please revise to reconcile the two amounts.

RESPONSE:  We have revised the Filing to change the net loss number from $53,548 to $63,548.

Notes to the Financial Statements, page F-6

Note 3, Note Payable, F-10

4.

Please clarify for us or revise your filing to reconcile the following with respect to your notes payable from related parties:

a) You disclose that you had an amount of $9,994 owing to the president and chief executive officer. However, it appears on page 8 this amount is owed to a brother of your president and chief executive officer, Mr. Steve Ross.

b) We note from page 8 that you owed the aggregate amount of $53,551 to Mr. Steve Ross who has a family relationship to your president and chief executive officer, but the balance of notes payable - related party amounted to $9,994.

RESPONSE:  We have revised the Filing to reconcile the notes payable balances in our financial statements and the note disclosures with the risk factors noted on page 8.

5.

We note that you owed $12,500 to your president for management fees. Please disclose any material commitments with respect to management fees.

RESPONSE:  We have revised Note 4 to the financial statements of the Filing to include the future commitments of the Company with respect to management fees.

Note 5, Subsequent Events, page F-10

6.

We note on page 8 that you consolidated several notes payable in November 2010. Please tell us whether the consolidation resulted in the change in terms of the notes, and revise your subsequent events footnote to describe any changes in the underlying terms. In addition, disclose the date of issuance of the financial statements. Refer to ASC 855-10-50-1.

RESPONSE:  We have revised Note 5 to the financial statements of the Filing to include the date of subsequent events disclosure and to include the change in terms of the note payable.

In connection with the Company’s responding to the comments set forth in the December 3, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Don Ross

Don Ross, President and CEO

2275 NW 150th Street, Unit B Opa Locka, FL 33054